United States securities and exchange commission logo





                            July 2, 2021

       William Harley, III
       Chief Executive Officer
       Greenrose Acquisition Corp.
       111 Broadway
       Amityville, NY 11701

                                                        Re: Greenrose
Acquisition Corp.
                                                            Proxy Statement on
Schedule 14A
                                                            Filed June 4, 2021
                                                            File No. 001-39217

       Dear Mr. Harley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14A filed June 4, 2021

       Frequently Used Terms, page vii

   1. Please briefly describe the "Fundamental Representations" related to each business acquisition, rather
than referring investors to the relevant business combination agreements.
       Summary of the Proxy Statement
       Description of Theraplant LLC, page 2

   2. Please quantify the "significant portion" of the Connecticut medical cannabis market captured by Theraplant.
 William Harley, III
FirstName   LastNameWilliam
Greenrose Acquisition Corp. Harley, III
Comapany
July 2, 2021NameGreenrose Acquisition Corp.
July 2,2 2021 Page 2
Page
FirstName LastName

Description of True Harvest, LLC
Operations and Operational Systems, page 4

3. We note your disclosure that "[t]he space occupied by True Harvest includes industrial sized water treatment, power and cooling infrastructure." We also note your disclosure on page 77 that "[t]he marijuana business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities." Considering the reliance of the marijuana industry on water and other utilities, please amend your filing to include the risks, if any, related to the impact of climate change and related environmental and other regulations on the target businesses, and the marijuana business as a whole. Description of Shango Holdings Inc.
California, page 6

4. You disclose that Shango is currently constructing a distribution facility out of a 12,000 square foot space at 11875 Pigeon Pass Rd, Moreno Valley, CA, and that within the same facility as the distribution business, Shango operates a state-of-the-art 5,000 square foot recreational cannabis retail dispensary. Please clarify whether Shango is currently operating the retail business, or whether the retail business is inoperable pending completion of construction of the distribution facility.
Theraplant Merger Consideration, page 14

5. Please amend your disclosure to briefly describe the material terms of the indemnity escrow. This comment applies to each of the merger agreements with applicable provisions.
Shango Merger Consideration and Related Agreements, page 15

6. We note your disclosure that "the additional consideration may be subject to acceleration as further set forth in the Shango Merger Agreement." Please amend your disclosure to describe the circumstances under which the additional consideration would be subject to acceleration.
Futureworks Merger Consideration and Related Agreements, page 16

7. Please amend your disclosure to define "Earnout Threshold," and provide more detail about the material terms of the purchase price adjustments and indemnity escrow.
Risk Factors, page 42

8. Please add a risk factor discussing the material risks to public warrant holders, including those arising from differences between private and public warrants. Explain the impact of de-listing your warrants to security holders.
 William Harley, III
Greenrose Acquisition Corp.
July 2, 2021
Page 3
Risks Related to the Business Combinations and Post-Closing Operations of Greenrose, page 51

9. In this section, please disclose, if true, that the sponsor can earn a positive rate of return on its investment, even if other shareholders experience a negative rate of return in the post-
         business-combination company.
Our Public Stockholders will experience substantial dilution as a consequence of, among other transactions . . ., page 86

10. Please revise this risk factor to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution not already discussed, including the amount of equity held by founders and convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis. Include disclosure of any relevant assumptions.
11. It appears that the approximately $3.5 million in deferred underwriting fees remain constant and are not adjusted based on redemptions. Please include disclosure regarding the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Unaudited Pro Forma Condensed Combined Financial Information
PIPE Financing, page 93

12. Your description of the PIPE financing here indicates the facility will make available up to $90 million. However, the last paragraph on this page indicates the PIPE financing will make available $110 million. Please reconcile this discrepancy.
13. You state that the pro forma financial statements assume that a gross amount of
         $26.6 million is drawn on the PIPE financing at closing with the remaining amount issuable at the option of the lead investor. Per note 2(b) on page 104, you show $75 million of cash proceeds from the PIPE financing being used in the pro forma adjustments. Please reconcile these amounts.
Assumption of Maximum Redemptions, page 94

14. Please tell us and disclose how you determined that only 5.1 million shares would be redeemed under the maximum redemption scenario. In addition, it appears from
FirstName LastNameWilliam Harley, III
        adjustment 2(b) that you have identified $75 million drawn under the PIPE financing.
Comapany    NameGreenrose
        Please                Acquisition
               explain to us why          Corp. redemptions calculation does
not consider
                                  your maximum
July 2, maximum
        2021 Pagedraw
                    3    on the PIPE financing.
FirstName LastName
 William Harley, III
FirstName   LastNameWilliam
Greenrose Acquisition Corp. Harley, III
Comapany
July 2, 2021NameGreenrose Acquisition Corp.
July 2,4 2021 Page 4
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Statement of Operations, page 99

15. We note that your cost of goods sold does not include depreciation and amortization.
         Please tell us how your presentation of gross profit complies with the guidance in SAB
         Topic 11B.
Notes to the Unaudited Condensed Combined Financial Information
2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 104

16. Please tell us how the reference to note 2e is appropriate for certain balance sheet adjustments which appear to be made for a consistent presentation not to adjust for assets and liabilities not acquired. For example, the $4,810 adjustment to accounts payable and accrued liabilities for the pro forma Shango transaction adjustments on page 97 appears unrelated to note 2e.
3. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments, page 106

17. Please revise footnote 3(c) to include the pro forma assumed PIPE financing amount outstanding and the interest rate used in your calculation of pro forma interest expense.
Proposal No. 2     The Business Combinations Proposal, page 113

18. We note your disclosure that "[t]he Board has determined that completing all of the
         Business Combinations is in the best interest of Greenrose's shareholders and therefore the
         Business Combinations Proposal provides Greenrose's stockholders an opportunity to vote for or against all of the Business Combinations and not each Business Combination individually." We also note your disclosure on page 30 that "[o]nce the Theraplant and
         True Harvest Business Combinations are completed, it is possible that we may be unable to complete the Shango Merger and/or the Futureworks Merger." Please disclose whether the Board determined that it was still in the best interest of shareholders to complete only the Theraplant and True Harvest mergers, and tell us how you considered the fact that the
         Shango and True Harvest Business Combinations may not be completed, when you determined that it was in the best interest of stockholders to give them an opportunity to vote either for or against all of the Business Combinations, rather than on each Business
         Combination individually.
19. We note that one of the factors the Board considered related to the valuations to be paid in connection with the respective Target Businesses, which the Board determined to be attractive based on the quality of the businesses of the respective Target Businesses and in comparison with publicly traded MSOs. Clarify whether your reference to "valuation to be paid" is the same is the "consideration to be paid" for each Target Business. Also, elaborate upon the comparison that was made to publicly traded MSOs by identifying the
         MSOs and the respective valuation to which the Board drew favorable comparisons.
20. Revise to disclose the "certain budgetary information and forecast projections from the respective management teams of each of the Target Businesses and William Harley, III
FirstName   LastNameWilliam
Greenrose Acquisition Corp. Harley, III
Comapany
July 2, 2021NameGreenrose Acquisition Corp.
July 2,5 2021 Page 5
Page
FirstName LastName
         Greenrose's management."
The Business Combination Agreements
Overview of the Transactions Contemplated by the Theraplant Business Combination Agreement
Consideration, page 118

21. Please amend your disclosure to clarify how you arrived at the consideration to be paid to
         Theraplant, including how you calculated the $100,000,000 cash consideration for the
         Theraplant shares, the amount to be held in escrow, the Expense Amount, and the
         Managing Member Expense Amount. Please also clarify how you determined that
         additional consideration should be based on Theraplant   s estimate of
its net working
         capital as of immediately prior to the Closing and $2,500,000, including how and why you determined the $2,500,000 benchmark.
Conditions to Closing
General Conditions, page 121

22. We note your disclosure that certain of the conditions to closing are waivable "where permissible." Please amend your disclosure to clarify which material conditions to closing, if any, are waivable, and tell us how you will inform investors if and/or when a material provision has been waived. Amend the disclosure related to the conditions to closing of the True Harvest, Shango, and Futureworks business combinations accordingly.
Background of the Merger between Greenrose and Theraplant, page 126

23.      We note your disclosure that "Greenrose completed the IPO in February
2020 and
         commenced identifying potential acquisition candidates in several industries, including
         United States cannabis businesses being operated in compliance with State law." Please amend your disclosure in this section to provide a more detailed discussion of the alternative targets considered by you, including how the consideration of these target businesses progressed and the reasons why these alternative targets were not ultimately pursued. Please also provide the information requested in this comment for the background discussion of the True Harvest, Shango, and Futureworks acquisitions.
24. We note that, pursuant to the agreement with Theraplant, Theraplant will receive initial consideration of $100,000,000, minus the $13,000,000 Escrow Amount, the $200,000
         Expense Amount, and the $500,000 Managing Member Expense Amount; and the
         additional consideration based upon certain estimated working capital of Theraplant and amounts released from the escrow and expense amounts noted above. Please amend your disclosure to explain the reasons for such terms, each party's position on such issues, and how you reached agreement on the final terms. In your discussion, please provide investors with additional detail on how you determined the purchase price and on how you determined to progress from an August 20, 2020 proposed purchase price structure of $80 million, $40 million to be paid in cash at closing and the reminder in an earnout of
         Greenrose stock, to the final, $100 million, all cash, purchase price structure. As a related
 William Harley, III
Greenrose Acquisition Corp.
July 2, 2021
Page 6
         matter, please amend the background discussions of the True Harvest, Shango, and
         Futureworks mergers to include a discussion of the reasons underlying the material terms of each merger agreement, each party's position on such issues, and how you reached agreement on the final terms. Finally, please disclose how and when you decided to enter into the PIPE financing to finance each and/or all of the business combinations.
25. We note your disclosure that, during February and March 2021, the parties also negotiated a right of first offer agreement relating to possible future efforts by Northeast
         Bioindustries LLC to obtain a new license to cultivate cannabis in Connecticut. Please amend your discussion in this section to clarify the relationship of Northeast Bioindustries
         LLC to Theraplant, and why the right of first offer agreement was a part of your merger negotiations with Theraplant.
26. We note your disclosure that "[i]n March 2020, Greenrose and Theraplant executed a nondisclosure agreement, and on March 20, 2020, Tom Pollard, an investment banker at
         Cannacord representing Theraplant, sent Brendan Sheehan of Greenrose a Confidential
         Information Memorandum on Theraplant." Please briefly describe the information contained in the memorandum on Theraplant.
Overview of the Transactions Contemplated by the Asset Purchase Agreement Consideration
Initial Payment, page 127

27. Please amend your disclosure to clarify how you determined and calculated the initial payment amount of $50,000,000, and how you determined and calculated the Maximum
         Earnout Amount of $35,000,000.
Background of the Asset Purchase Agreement with True Harvest, page 136

28. We note your disclosure that "[i]n early June 2020, Greenrose representatives reviewed a summary investment presentation and had discussions with Aaron Unger of Bayline
         Capital, financial advisor to Shango;" and "[i]n August 2020, True Harvest provided
         Greenrose updated budgetary information including an indication of improving projected operational performance." Please amend your disclosure to summarize the information presented in the summary investment presentation, and the projected operational performance. Please also summarize the "updated results of operations and projections"
         referenced in the last paragraph on page 136.
Overview of the Transactions Contemplated by the Shango Business Combination Agreement
Consideration
Initial Consideration,
FirstName              page 137Harley, III
           LastNameWilliam
Comapany
29.         NameGreenrose
        Please              Acquisition
               amend your disclosure     Corp. how you determined and
calculated the Initial
                                     to describe
July 2, Consideration
        2021 Page 6 and Closing Consideration amounts discussed in this section.
FirstName LastName
 William Harley, III
FirstName   LastNameWilliam
Greenrose Acquisition Corp. Harley, III
Comapany
July 2, 2021NameGreenrose Acquisition Corp.
July 2,7 2021 Page 7
Page
FirstName LastName
Background of the Shango Business Combination, page 150

30. We note your disclosure that following the discussions between January 11, 2021 and
         March 10, 2021, representatives from TKD and LOJW exchanged revised drafts of the merger agreement and such other agreements, which reflected the outcome of their discussions. Please briefly describe the "outcome of their discussions."
31. You disclose that "[b]etween September 10, 2020 and November 13, 2020 Greenrose held
         2 meetings with its board of directors discussing the proposed transaction with Shango, including the market perspectives and valuation perspectives with respect to Shango and how the valuation reflected in the transaction compared to other acquisitions in the cannabis industry. Between December 7, 2020 and December 8, 2020, Greenrose
         management and Shango management met telephonically to discuss Shango s updated financial statements and projections." In an appropriate place in your filing, please summarize the valuations, projections, and comparable company analysis discussed in these meetings.
Option Agreements, page 150

32. Please amend the "Background of the Shango Business Combination" disclosure to clarify when and how the option agreements were discussed and negotiated between the parties, and how these agreements relate to negotiations about the terms of the Shango business combination.
Overview of the Transactions Contemplated by the Futureworks Business
Combination
Agreement
Consideration, page 153

33. Please amend your disclosure to describe how you determined and calculated the value of the initial cash and equity consideration for the Futureworks business combination, and the value of the earnout shares.
Background of the Futureworks Business Combination, page 161

34. We note your disclosure that, between April 16, 2020 and April 24, 2020, Greenrose received from Futureworks an initial term sheet outlining the terms under which
         Greenrose proposed to acquire Futureworks, and that "[t]he term sheet provided for purchase price, split between cash and stock with revenue, EBITDA and net cash flow milestone requirements, as well as an earnout component to reflect growth anticipated in
         2021 from the opening of a new manufacturing operation. The term sheet also addressed potential roles for Futureworks executives and potential salaries, as well as non-
         compete and non-solicitation obligations. The terms sheet also addressed the desired tax treatment for the acquired company." Please amend your disclosure to provide additional detail about the terms noted above, including quantifying the relevant terms, describing the potential roles for Futureworks executives, and the desired tax treatment for the
 William Harley, III
FirstName   LastNameWilliam
Greenrose Acquisition Corp. Harley, III
Comapany
July 2, 2021NameGreenrose Acquisition Corp.
July 2,8 2021 Page 8
Page
FirstName LastName
         acquired company. Where you discuss additional negotiations about these and other terms, please quantify and describe the terms, as appropriate.
35.      Please quantify the "limited reverse termination fee."
36.      You disclose that "[o]n June 30, 2020, Futureworks    management
provided Greenrose
         with an updated financial model, and described the anticipated impacts of the COVID
         pandemic on the full year   s results, bringing down 2020 projected
revenue and
         EBITDA." In appropriate place in your filing, please describe the financial projections discussed in the parties' negotiations.
Proposal No. 4     The Charter Proposals, page 170

37. Please briefly define "unsuitable person," and the criteria used to determine whether an individual is categorized as such. Please also disclose the procedures you have or intend to have to determine whether a shareholder is unsuitable or becomes unsuitable, and whether you intend to continually monitor compliance with this provision. Provide relevant risk factor disclosure describing the consequences to you and investors if you determine a shareholder is unsuitable, and if an unsuitable entity continues to hold shares in your company without your knowledge.
Vote Required For Approval, page 180

38. We note your disclosure on your cover page that indicates that these proposals are separate proposals. Please amend your disclosure here for consistency with the disclosure on your cover page, to reflect, if true, that each of the Charter Proposals is a separate proposal upon which shareholders may vote.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Theraplant
Adjusted EBITDA, page 196

39. We note that you have included the reconciling item "Infrequent Events" in calculating
         Adjusted EBITDA, and that infrequent events primarily includes a fire at Theraplant, addback of certain management fees, and non-transaction related legal and consulting fees. Please quantify and explain the nature of these management fees and non-transaction related legal and consulting fees. Please provide similar explanations for all items included in infrequent events in your pro forma presentation of Adjusted EBITDA.
Results of Operations
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 199

40. You state that the increase in revenue is a result of (1) full year of sales from increased capacity, (2) increase in customers, and (3) growth experienced at dispensaries supplied by Theraplant. Please quantify the change in revenue for each of the items noted. Refer to Item 303(b) of Regulation S-K.
 William Harley, III
FirstName   LastNameWilliam
Greenrose Acquisition Corp. Harley, III
Comapany
July 2, 2021NameGreenrose Acquisition Corp.
July 2,9 2021 Page 9
Page
FirstName LastName
Liquidity and Capital Resources
Sources of Liquidity, page 200

41. Please disclose the interest rate, if any, of the note payable, and identify the counter party(ies).
Regulatory Approvals Required by the Business Combinations, page 214

42. Please clarify whether you have applied for the regulatory approvals you anticipate to be required for the business combination transactions, and the status of each pending application, as applicable.
COVID-19, page 215

43. We note your disclosure here and throughout your filing describing the general effects of
         COVID-19 on your operations. In an appropriate place in your filing, please describe and quantify, where relevant, the impact of COVID-19 on your, Theraplant's, True Harvest's,
         Shango's, and Futureworks' operations. In this regard, we note your disclosure on page
         152 stating that "Shango provided Greenrose with updated financial statements and
         projections showing the impact the COVID-19 pandemic had on Shango   s
revenues," and
         your disclosure on page 162 that "representatives of Greenrose and Futureworks met telephonically weekly to discuss Futureworks' operating performance, including the effects the COVID-19 pandemic had on the company's revenues." Compensation Discussion and Analysis
Summary Compensation Table, page 216

44. Please tell us why your summary compensation table includes amounts for the year ended
         December 31, 2021. In this regard, Item 402(n) of Regulation S-K requires compensation disclosure for your last two completed fiscal years.
Financial Statements of Greenrose Acquisition Corp. for the Quarterly Period Ended March 31,
2021
Condensed Consolidated Balance Sheets, page F-3

45. Please revise your presentation here to indicate that the quarterly period ended March 31,
         2020 is restated, if true.
Condensed Consolidated Statements of Operations (As Restated), page F-4

46. We note from your disclosure on page F-11 that substantially all of the assets held in the
         Trust Account were held in money market funds which are invested in U.S. Treasury securities. We also note from your presentation on page F-33 that, for the full fiscal year
         2020, interest earned on marketable securities held in Trust Account was approximately
         $1,156,603, but your interim disclosure here indicates that $4,281 and $1,104,572 of interest on marketable securities held in Trust Account was recognized for the three-
 William Harley, III
Greenrose Acquisition Corp.
July 2, 2021
Page 10
         months ended March 31, 2021 and 2020, respectively. Please explain why the 95.5% of interest earned in 2020 was earned in the first quarter of 2020, while it appears very little interest was earned in the first quarter of 2021. Please add a discussion of this variance to
         Greenrose's Results of Operations on page 194.
General

47. Please include Management's Discussion and Analysis of Financial Condition and Results
         of Operations for the True Harvest, Shango, and Futureworks targets, in compliance with Item 303 of Regulation S-K. Please also include a business description of each of the target companies that complies with Item 101 of Regulation S-K, a description of the legal proceedings for you and each of the target companies as required by
Item 103 of
         Regulation S-K, and all other disclosure required by Item 14(c)(2) of
Schedule 14A.
         Alternatively, please tell us why these disclosures are not required. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameWilliam Harley, III                           Sincerely,
Comapany NameGreenrose Acquisition Corp.
                                                                Division of
Corporation Finance
July 2, 2021 Page 10                                            Office of Trade
& Services
FirstName LastName